Filed by ScanSoft, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Nuance Communications, Inc.
Commission File No.: 333-125496

The following e-mail was sent to ScanSoft and Nuance employees on July 19, 2005:

All,

This is the second in our series of periodic updates on the progress, developments and milestones evolving from the ScanSoft-Nuance integration planning process. Many of you have seen increased activity in your respective offices and perhaps have already been engaged in the planning process, signaling progress and momentum in our efforts.

Since our last communication, the 14 functional areas have each submitted detailed integration plans and recommendations that plot a specific course of action to affect a timely and successful transition. Through this collaborative process among the ScanSoft and Nuance teams, we’ve reached a solid understanding of the variables, priorities and contingencies for the coming weeks.

An important development from the planning process has been the identification of eight areas that are considered the most critical to the success of the transition as well as the future of the combined organization. These have become known amongst the integration team as ‘The Big 8’ and have been assigned a dedicated, cross-functional team to work through the process and quickly arrive at recommendations for Day 1 as a new company.

The Big 8 include:

•	Leadership Selection and Organization — Define and communicate leadership organization for the combined company

•	Nuance Voice Platform (NVP) — Articulate the go-forward strategy for NVP

•	Branding Strategy — Define, communicate and execute the brand strategy for the combined organization

•	Synergies — Develop and execute plan to realize synergies (such as duplicate expenses) at the earliest opportunity

•	Integrated Product Strategy — Define and communicate the combined product roadmap

•	R&D Strategy — Review current R&D processes and align resources with the integrated product strategy

•	IT Systems — Develop and roll-out an IT and infrastructure plan for the combined company

•	Office Sites — Identify plans for office leases and combining facilities in multi-office locations

We continue to work aggressively toward the expected September close date. As you might expect at this juncture though, we are still not in a position to provide specific details or definitive timelines to the broad employee population. Please know that we are committed to delivering specifics at the earliest, most practical times and in the coming days and weeks expect to provide details and progress on a number of fronts including the make up of the combined organization, benefit reviews, CRM decisions, executive site visits, orientation invitations and training opportunities. Until then, we thank you for your continued patience and assistance.

Regards.

Larry Rowland ScanSoft CIO	Dawn Fournier ScanSoft Vice President, HR	Lynda Kate Smith Nuance CMO

on behalf of the ScanSoft-Nuance Integration Steering Committee

ADDITIONAL INFORMATION AND WHERE TO FIND IT
On June 3, 2005, ScanSoft filed with the SEC a Registration Statement on Form S-4 (Reg. No. 333-125496) containing a preliminary Joint Proxy Statement/Prospectus regarding the proposed transaction. Investors and security holders are urged to carefully read the Registration Statement and the definitive Joint Proxy Statement/Prospectus when it becomes available as it will contain important information about ScanSoft, Nuance, the transaction and related matters. Investors and security holders will be able to obtain free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus when it becomes available and other documents filed with the SEC by ScanSoft and Nuance through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus when it becomes available from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000 or from Nuance by contacting Nuance Investor Relations at (650) 847-0000.

ScanSoft and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in ScanSoft’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on January 28, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000.

Nuance and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Nuance’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Nuance by contacting Nuance Investor Relations at (650) 847-0000.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
Statements in this document regarding the proposed transaction between ScanSoft and Nuance, the integration planning efforts, benefits and synergies of the transaction, and any other statements about ScanSoft or Nuance managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” or “estimates” or similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the proposed transaction; the ability of ScanSoft to successfully integrate Nuance’s operations and employees; the ability to realize anticipated synergies; and the other factors described in ScanSoft’s Annual Report on Form 10K for the year ended September 30, 2004, Nuance’s Annual Report on Form 10K for the year ended December 31, 2004 and their respective most recent quarterly reports filed with the SEC, as well as the Joint Proxy Statement/Prospectus described above. ScanSoft and Nuance disclaim any obligation to update any forward-looking statements as a result of developments occurring after the date of this document.